June 1, 2003

Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215

Ladies and Gentlemen:

We the undersigned Alliance Fund Distributors, Inc. ("ABIRM"), herewith confirm our agreement with you as follows:

1.           Subject to our direction and control, we hereby employ you to provide certain administrative services respecting the operations of Alliance Variable Products Series Fund, Inc. (the "Fund") as described on Schedule A attached hereto.

It is understood that you will from time to time employ, or associate with yourselves, such persons as you believe to be particularly fitted to assist you in the execution of your duties hereunder, the compensation of such persons, and all other expenses in connection with the performance of your duties hereunder, to be paid by you.  No obligation may be incurred on our behalf or on behalf of the Fund in any such respect.

During the continuance of this agreement you will furnish us without charge such administrative assistance and such office facilities as you may believe appropriate or as we may reasonably request, subject to the requirements of any regulatory authority to which you may be subject.  Subject to our prior consent, you may, at your expense, retain other persons or firms, which may include affiliates, to assist you in carrying out your administrative and clerical obligations hereunder.

2.           You will bear all expenses in connection with the performance of your services under this agreement.

3.           In consideration of the foregoing, we will pay you a fee on a quarterly basis, in arrears, as described in Schedule B attached hereto and made a part hereof.  Upon any termination of this agreement before the end of any quarter during which you acted under this agreement, such fees will be prorated according to the proportion which the period bears to the full quarter and will be payable upon the date of termination of this agreement.  provided, however, that [ABIRM] will continue to pay the service fees in accordance with the terms of this letter so long as Insurer or its affiliates provide the services as set forth in this letter on behalf of ABIRM.

4.           This agreement shall become effective as of the date written above and shall remain in effect unless specifically terminated as provided below.

5.           This agreement may be terminated at any time, without the payment of any penalty, by mutual agreement of the parties in writing.  This agreement will terminate automatically upon the termination of the Participation Agreement, dated as of [March 1, 2002] and amended and restated as of June 1, 2003, among Nationwide Life Insurance Company, Alliance Capital Management L.P., a Delaware limited partnership, and [ABIRM].

6.           This agreement may not be transferred, assigned, sold in any manner, hypothecated or pledged by you and this agreement shall terminate automatically in the event of any such transfer, assignment, sale, hypothecation or pledge by you.

7.           You agree that all records which you maintain for us are our property and you will surrender them to us promptly upon our request.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

ALLIANCE FUND

DISTRIBUTORS, INC.

By:

Richard A. Winge

Senior Vice President
Accepted:

Nationwide Life Insurance Company

By:

Name: William G. Goslee

Title: Vice President

S:\DEPT550\Drew\Agreements\ADM SRV MASTER AGR

SCHEDULE A

ADMINISTRATIVE SERVICES FOR

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Nationwide Life Insurance Company (the “Insurer”) shall provide certain administrative services respecting the operations of Alliance Variable Products Series Fund, Inc. (the “Fund”), as set forth below.  This Schedule may be amended from time to time as mutually agreed upon by the Insurer and Alliance Fund Distributors, Inc.

Maintenance of books and records

•	Maintain an inventory of shares purchased to assist the Fund’s transfer agent in recording issuance of shares.

•	Perform miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase and redemption orders).

•	Reconciliation and balancing of the Insurer’s separate account at the Fund level in the general ledger and reconciliation of cash accounts at general account.

Purchase orders

•	Determination of net amount of cash flow into the Fund.

•	Reconciliation and notification to Fund of net purchase orders (wire) and confirmation thereof.

Redemption orders

•	Determination of net amount required for redemptions by Fund.

•	Reconciliation and notification to Fund of cash required for net redemption orders and confirmation thereof.

Reports

•	Periodic information reporting to the Fund.

Fund-related contract owner services

•	Telephonic support for contract owners with respect to inquiries about the Fund (not including information about performance or related to sales).

•	Assistance with Fund proxy solicitations, specifically with respect to soliciting voting instructions from contract owners.

Other administration support

•	Sub-accounting services.

•	Providing other administrative support to the Fund as mutually agreed between the Insurer and the Fund from time to time.

•	Relieving the Fund of other usual or incidental administration services provided to individual shareholders.

•	Preparation of reports to third party reporting services.

SCHEDULE B

AllianceBernstein Investment Research and Management, Inc. (“ABIRM”)  will pay Nationwide Life Insurance Company (“Insurer”) a quarterly Servicing Fee as follows:

I.	For Contracts funded by Class A shares:

at an annual rate of [X.XX%] of the average daily net assets of each Portfolio attributable to Contracts funded by Class A shares purchased  by  [Insurer}.

II.           For Contracts funded by Class B shares:

at an annual rate of [X.XX%] of the average daily net assets of each Portfolio attributable to Contracts funded by Class B shares issued by Insurer.    Insurer acknowledges that some part of the payment may be for distribution related services and may represent payments under the Class B distribution plans.

III.	For Fund Participating in the Nationwide Best of America Mutual Fund and Annuity Wrap Program:

In consideration for inclusion in the Nationwide Best of America Mutual Fund and Annuity Wrap Programs, the following Funds agree to pay a [$X] initial set up fee and a [$X] annual maintenance fee.  The Company will send to AGIS an invoice setting out the applicable fee each January.

Funds to which the Wrap Program Fee applies:

AllianceBernstein International Value Portfolio
AllianceBernstein Real Estate Investment Portfolio
AllianceBernstein Small Cap Value Portfolio
Growth and Income Portfolio
Premier Growth Portfolio